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                            October 17, 2022

       G. Raymond Zage, III
       Chief Executive Officer
       Tiga Acquisition Corp.
       Ocean Financial Centre
       Level 40, 10 Collyer Quay, Singapore 049315

                                                        Re: Tiga Acquisition
Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed October 6,
2022
                                                            File No. 333-264902

       Dear G. Raymond Zage:

              We have reviewed your amended registration statement and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 30, 2022 letter.

       Amendment No. 3 to Registration Statement on Form S-4

       Unaudited Pro Form Combined Financial Information
       Unaudited Pro Forma Combined Statement of Operations for the Year Ended December 31,
       2021
       2. Adjustments to Unaudited Pro Forma Combined Financial Information, paragraph 6, page 298

   1. We note your response to prior comment 12 and your revised disclosure to include the
                                                        success fee in Tiga   s
estimated transaction costs and the pro forma adjustment to cash.
                                                        However, it   s unclear
how you considered including Tiga   s total estimated transaction
                                                        costs of $27.8 million
as an expense adjustment in your Pro Forma Combined Statement of Operations for the
year ended December 31, 2021. Please clarify how you considered this.
 G. Raymond Zage, III
Tiga Acquisition Corp.
October 17, 2022
Page 2

       You may contact Laura Veator, Senior Staff Accountant, at 202-551-3716 or Stephen
Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
Attorney, at 202-344-5791 or Mitchell Austin, Staff Attorney, at 202-551-3574 with any other questions.



                                                          Sincerely,
FirstName LastNameG. Raymond Zage, III
                                                          Division of
Corporation Finance
Comapany NameTiga Acquisition Corp.
                                                          Office of Technology
October 17, 2022 Page 2
cc:       Rod Miller
FirstName LastName